Exhibit 99.1

QIWI to Announce Fourth Quarter and Full Year 2014 Financial Results on March 12, 2015

MOSCOW, RUSSIA – February 26, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI” or the “Company”) today announced that it will host a conference call and webcast on Thursday, March 12, 2015 at 8:30 a.m. ET to review fourth quarter and full year 2014 financial results. A press release with fourth quarter and full year 2014 financial results will be issued before the market opens on Thursday, March 12, 2015.

The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (877) 870-5176 or +1 (858) 384-5517 for international callers; the pin number is 13602442. The replay will be available until Thursday, March 19, 2015. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 16.5 million virtual wallets, over 175,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Varvara Kiseleva

Investor Relations

+7 499 709 0192

ir@qiwi.com